================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                             _______________________

                               INFOCROSSING, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    205265101
                                 (CUSIP Number)

                                STACEY W. SEEWALD
                         C/O SANDLER CAPITAL MANAGEMENT
                          767 FIFTH AVENUE, 45TH FLOOR
                               NEW YORK, NY 10153
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                 with a copy to:
                                 DOUGLAS A. CIFU
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019

                                OCTOBER 21, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                      -----------------------------
205265101                                                          Page  2 of 27
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Capital Management
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
     BENEFICIALLY OWNED
     BY EACH REPORTING                  372,500
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        372,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  372,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.46%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
205265101                                                          Page  3 of 27
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Investment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
     BENEFICIALLY OWNED
     BY EACH REPORTING                  372,500
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        372,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  372,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.46%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
205265101                                                          Page  4 of 27
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Capital Partners V, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        242,532
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
     BENEFICIALLY OWNED
     BY EACH REPORTING                  -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        242,532
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  242,532
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.60%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
205265101                                                          Page  5 of 27
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Capital Partners V FTE, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        89,694
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
     BENEFICIALLY OWNED
     BY EACH REPORTING                  -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        89,694
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  89,694
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.59%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
205265101                                                          Page  6 of 27
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Capital Partners V Germany, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        9,024
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
     BENEFICIALLY OWNED
     BY EACH REPORTING                  -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        9,024
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,024
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.06%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
205265101                                                          Page  7 of 27
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Co-Investment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        6,250
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
     BENEFICIALLY OWNED
     BY EACH REPORTING                  -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        6,250
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,250
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.04%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
205265101                                                          Page  8 of 27
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Technology Partners Subsidiary, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        25,000
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
     BENEFICIALLY OWNED
     BY EACH REPORTING                  -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        25,000
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  25,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.17%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
205265101                                                          Page  9 of 27
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Technology Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
     BENEFICIALLY OWNED
     BY EACH REPORTING                  25,000
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        25,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  25,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.17%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
205265101                                                          Page 10 of 27
-----------------------------                      -----------------------------


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 amends and supplements the Schedule 13D (the "ORIGINAL 13D") filed by the reporting persons with respect to the common stock (the "COMMON STOCK") of Infocrossing, Inc. (f/k/a Computer Outsourcing Services, Inc.), a Delaware corporation (the "ISSUER"), dated as of May 22, 2000, as amended by Amendment No.1, dated as of January 9, 2001 (the "STATEMENT"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Original 13D and Amendment No. 1.


ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated as follows:

         This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the following persons:

         (i) Sandler Capital Partners V, L.P., a Delaware limited partnership ("SANDLER V"), by virtue of its beneficial ownership of 242,532 shares of the Common Stock covered by this Statement;

         (ii) Sandler Capital Partners V FTE, L.P., a Delaware limited partnership ("SANDLER V FTE"), by virtue of its beneficial ownership of 89,694 shares of the Common Stock covered by this Statement;

         (iii) Sandler Capital Partners V Germany, L.P., a Delaware limited partnership ("SANDLER V Germany,"), by virtue of its beneficial ownership of 9,024 shares of the Common Stock covered by this Statement;

         (iv) Sandler Co-Investment Partners, L.P., a Delaware limited partnership ("SANDLER CO-INVEST"), by virtue of its beneficial ownership of 6,250 shares of the Common Stock covered by this Statement;

         (v) Sandler Technology Partners Subsidiary, LLC, a Delaware limited liability company ("SANDLER TECHNOLOGY SUB"), by virtue of its beneficial ownership of 25,000 shares of the Common Stock covered by this Statement;

         (vi) Sandler Technology Partners, L.P., a Delaware limited partnership ("SANDLER TECHNOLOGY"), by virtue of being the manager of Sandler Technology Sub;

         (vii) Sandler Investment Partners, L.P., a Delaware limited partnership ("SIP"), by virtue of it being the general partner of each of Sandler V, Sandler V FTE, Sandler V Germany and Sandler Technology; and

-----------------------------                      -----------------------------
205265101                                                          Page 11 of 27
-----------------------------                      -----------------------------


         (viii) Sandler Capital Management, a registered investment advisor and a New York general partnership ("SCM"), by virtue of it being the general partner of SIP and Sandler Co-Invest.

         Sandler V, Sandler V FTE, Sandler V Germany, Sandler Co-Invest, Sandler Technology Sub, Sandler Technology, SIP and SCM are sometimes referred to herein collectively as the "Reporting Persons." Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The business address of each of the Reporting Persons is 767 Fifth Avenue, 45th Floor, New York, New York 10153.

         There are nine general partners of SCM (the "GENERAL PARTNERS"). The General Partners are MJDM Corp., Four JK Corp., ALCR Corp., ARH Corp., TERPSI Corp., SERF Corp., RAK SCM Corp., SAM SCM Corp., and DRP SCM Corp., each of which is a New York corporation with a business address of 767 Fifth Avenue, 45th Floor, New York, New York 10153. The attached SCHEDULE A sets forth the controlling persons, the executive officers and the directors of each of the General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         None of the Reporting Persons and to the best of each of the Reporting Person's knowledge, none of the General Partners or any of the persons named in SCHEDULE A hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No change.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by inserting the following at the end thereof:

         On October 21, 2003, in connection with a recapitalization of the Issuer and pursuant to an Exchange Agreement, dated as of October 16, 2003 (the "EXCHANGE AGREEMENT"), by and among the Issuer, Sandler V, Sandler V FTE, Sandler V Germany, Sandler Technology Sub, Sandler Co-Invest (collectively, the "SANDLER PARTIES"), and the other parties named therein, the Sandler Parties and the other holders of shares of Series A Preferred Stock exchanged with the Issuer all of their shares of Series A Preferred Stock and Warrants to purchase Common Stock for an aggregate consideration of $55,000,000 in cash and $25,000,000 in aggregate principal amount of new senior secured term loans (the "LOANS"). The Exchange Agreement is set forth as EXHIBIT 15 hereto.

-----------------------------                      -----------------------------
205265101                                                          Page 12 of 27
-----------------------------                      -----------------------------


         On October 21, 2003, in connection with the recapitalization of the Issuer and pursuant to the Exchange Agreement, the Sandler Parties received their pro rata potion of the Loans, represented by notes of the Issuer issued under a Term Loan Agreement, dated as of October 21, 2003 (the "TERM LOAN AGREEMENT"), by and among the Issuer, as borrower, the Sandler Parties, as lenders, and the other parties named therein. The Loans bear interest at a rate of 9 percent per annum. The Loans mature on October 21, 2008, and are repayable in certain circumstances, in whole or in part, before that date. The Loans are secured by a perfected first priority lien on, and security interest in, all of the assets of the Issuer and its subsidiaries, including all of the issued and outstanding capital stock of the Issuer's subsidiaries. The Term Loan Agreement contains customary representations, warranties, covenants and agreements. The Term Loan Agreement is set forth as EXHIBIT 16 hereto.

         On October 21, 2003, the Sandler Parties, the Issuer and the other parties named therein entered into a Second Amended and Restated Registration Rights Agreement (the "REGISTRATION RIGHTS AGREEMENT"). Pursuant to the Registration Rights Agreement, the Sandler Parties have the right, among other things, on the terms and conditions set forth therein, to require the Company on one occasion to register for sale to the public the shares of Common Stock issuable upon the exercise of the Options. The Sandler Parties also have the right, under certain circumstances and subject to the limitations specified therein, to include the shares of Common Stock issuable upon exercise of the Options in registration statements filed by the Issuer on its own behalf or at the request of other holders of the Issuer's capital stock. The Registration Rights Agreement is set forth as EXHIBIT 17 hereto.

         On October 21, 2003, the Sandler Parties, the Issuer and the other parties named therein entered into a Termination of Stockholders' Agreement (the "TERMINATION AGREEMENT"). Pursuant to the Termination Agreement, each of the parties thereto agreed to voluntarily terminate all provisions of the Second Amended and Restated Stockholders' Agreement, dated February 1, 2002, by and among the Sandler Parties, the Issuer and the other parties named therein, including, without limitation, those provisions requiring the parties thereto to vote their respective shares of the Issuer's capital stock in certain specified ways. In addition, simultaneously with the closing of the recapitalization, the two directors designated by the Sandler Parties to the Issuer's Board of Directors resigned as directors. The Termination Agreement is set forth as
EXHIBIT 18 hereto.

         The foregoing summaries of the Exchange Agreement, the Term Loan Agreement, the Registration Rights Agreement and the Termination Agreement are qualified in their entirety by reference to Exhibits 15 through 18 to this Statement which are hereby incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated as follows:

         (a) All ownership percentages set forth herein assume that the Issuer has 15,126,527 shares of Common Stock outstanding as of October 21, 2003, as represented by the Issuer to the Reporting Persons on October 21, 2003.

-----------------------------                      -----------------------------
205265101                                                          Page 13 of 27
-----------------------------                      -----------------------------


         As of the date hereof, each of Sandler V, Sandler V FTE, Sandler V Germany, Sandler Technology Sub and Sandler Co-Invest owns of record 242,532 shares of Common Stock, 89,694 shares of Common Stock, 9,024 shares of Common Stock, 25,000 shares of Common Stock, 6,250 shares of Common Stock, respectively, issuable upon exercise of the Options, representing 1.60%, 0.59%, 0.06%, 0.17%, 0.04%, respectively, of the Issuer's issued and outstanding shares of Common Stock.

         By virtue of the fact that SCM is the general partner of each of SIP and Sandler Co-Invest and that SIP is the general partner of each of Sandler V, Sandler V FTE, Sandler V Germany and Sandler Technology, SCM and SIP may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, as converted, which are beneficially owned by Sandler V, Sandler V FTE, Sandler V Germany, Sandler Co-Invest, Sandler Technology Sub and Sandler Technology. In addition, Sandler Technology, as the manager of Sandler Technology Sub, may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, as converted, which are owned by Sandler Technology Sub. Accordingly, as of the date hereof, SCM and SIP may be deemed to own beneficially an aggregate of 372,500 shares of Common Stock or 2.46% of the Issuer's outstanding Common Stock and Sandler Technology may be deemed to own beneficially an aggregate of 25,000 shares of Common Stock or 0.17% of the Issuer's outstanding Common Stock.

         (b) Sandler V has the sole power to direct the vote and the sole power to direct the disposition of the 242,532 shares of Common Stock that may be deemed to be owned beneficially by it. Sandler V FTE has the sole power to direct the vote and the sole power to direct the disposition of the 89,694 shares of Common Stock that may be deemed to be owned beneficially by it. Sandler V Germany has the sole power to direct the vote and the sole power to direct the disposition of the 9,024 shares of Common Stock that may be deemed to be owned beneficially by it. Sandler Co-Invest has the sole power to direct the vote and the sole power to direct the disposition of the 6,250 shares of Common Stock that may be deemed to be owned beneficially by it. Sandler Technology Sub has the sole power to direct the vote and the sole power to direct the disposition of the 25,000 shares of Common Stock that may be deemed to be owned beneficially by it. Each of SCM and SIP has the shared power to direct the vote and the shared power to direct the disposition of the 372,500 shares of Common Stock that may be deemed to be owned beneficially by each of them. Sandler Technology has the shared power to direct the vote and the shared power to direct the disposition of the 25,000 shares of Common Stock that may be deemed to be owned beneficially by it.

         (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by any member of the group.

-----------------------------                      -----------------------------
205265101                                                          Page 14 of 27
-----------------------------                      -----------------------------


         (e) As of October 21, 2003, each of Sandler V, Sandler V FTE, Sandler V Germany, Sandler Technology, Sandler Technology Sub, Sandler Co-Invest, SIP and SCM ceased to own 5% of the Issuer's issued and outstanding Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

         Except for the agreements described above or in response to Item 4 of this Statement, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Statement, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

-----------------------------                      -----------------------------
205265101                                                          Page 15 of 27
-----------------------------                      -----------------------------


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 15 -- Schedule 13D Joint Filing Agreement, dated October __, 2003, by and among Sandler Capital Partners V, L.P., Sandler Capital Partners V FTE, L.P., Sandler Capital Partners V Germany, L.P., Sandler Co-Investment Partners, L.P., Sandler Technology Partners Subsidiary, LLC, Sandler Technology Partners, L.P., Sandler Investment Partners, L.P. and Sandler Capital Management.

     Exhibit 16 -- Exchange Agreement, dated as of October 16, 2003, by and among the Issuer and the Investors (as defined therein).

     Exhibit 17 -- Term Loan Agreement, dated as of October 21, 2003 among the
                   Issuer, as borrower, and the other parties named therein.

     Exhibit 18 -- Second Amended and Restated Registration Rights Agreement,
                   dated as of October 21, 2003, by and among the Issuer and the other parties named therein.

     Exhibit 19 -- Termination of Stockholders' Agreement, dated as of October
                   21, 2003, by and among the Issuer and the other parties named therein.

-----------------------------                      -----------------------------
205265101                                                          Page 16 of 27
-----------------------------                      -----------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 23, 2003.


                                   SANDLER CAPITAL MANAGEMENT

                                   By:  MJDM Corp., a general partner

                                   By:  /s/ Moira Mitchell
                                        ---------------------------------------
                                        Name:   Moira Mitchell
                                        Title:  President


                                   SANDLER INVESTMENT PARTNERS, L.P.

                                   By:  Sandler Capital Management,
                                        general partner

                                        By:   MJDM Corp., general partner

                                              By: /s/ Moira Mitchell
                                                  -----------------------------
                                                  Name:   Moira Mitchell
                                                  Title:  President


                                   SANDLER CAPITAL PARTNERS V, L.P.

                                   By:  Sandler Investment Partners, L.P.,
                                        general partner

                                        By:   Sandler Capital Management,
                                              general partner

                                              By:  MJDM Corp., a general partner

                                                   By:  /s/ Moira Mitchell
                                                        -----------------------
                                                        Name:  Moira Mitchell
                                                        Title: President

-----------------------------                      -----------------------------
205265101                                                          Page 17 of 27
-----------------------------                      -----------------------------


                                   SANDLER CAPITAL PARTNERS V FTE, L.P.

                                   By:  Sandler Investment Partners, L.P.,
                                        general partner

                                        By:   Sandler Capital Management,
                                              general partner

                                              By:  MJDM Corp., a general partner

                                                   By:  /s/ Moira Mitchell
                                                        -----------------------
                                                        Name:   Moira Mitchell
                                                        Title:  President


                                   SANDLER CAPITAL PARTNERS V GERMANY, L.P.

                                   By:  Sandler Investment Partners, L.P.,
                                        general partner

                                        By:   Sandler Capital Management,
                                              general partner

                                              By:  MJDM Corp., a general partner

                                                   By:  /s/ Moira Mitchell
                                                        -----------------------
                                                        Name:   Moira Mitchell
                                                        Title:  President


                                   SANDLER CO-INVESTMENT PARTNERS, L.P.

                                   By:  Sandler Capital Management,
                                        general partner

                                        By:   MJDM Corp., a general partner

                                              By:  /s/ Moira Mitchell
                                                   ----------------------------
                                                   Name:  Moira Mitchell
                                                   Title: President

-----------------------------                      -----------------------------
205265101                                                          Page 18 of 27
-----------------------------                      -----------------------------


                                   SANDLER TECHNOLOGY PARTNERS SUBSIDIARY, LLC

                                   By:  Sandler Technology Partners, L.P.,
                                        manager

                                        By:   Sandler Investment Partners, L.P.,
                                              general partner

                                              By:  Sandler Capital Management,
                                                   general partner

                                                   By:  MJDM Corp.,
                                                        a general partner

                                                       By: /s/ Moira Mitchell
                                                           --------------------
                                                           Name:  Moira Mitchell
                                                           Title: President


                                   SANDLER TECHNOLOGY PARTNERS, L.P.

                                   By:  Sandler Investment Partners, L.P.,
                                        general partner

                                        By:   Sandler Capital Management,
                                              general partner

                                              By:  MJDM Corp., a general partner

                                                   By:  /s/ Moira Mitchell
                                                        -----------------------
                                                        Name:   Moira Mitchell
                                                        Title:  President

-----------------------------                      -----------------------------
205265101                                                          Page 19 of 27
-----------------------------                      -----------------------------


                                   SCHEDULE A

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

                                   MJDM CORP.

                                  NAME/POSITION
                                  -------------
                                   CITIZENSHIP
                                   -----------
PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS AND ADDRESS OF
----------------------------------------------------------------------------
                                    EMPLOYER
                                    --------

Michael Marocco, Sole Shareholder and Controlling Person
                                        United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153

Moira Mitchell, President
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153

Kathy Rose, Vice President, Treasurer and Secretary
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153

Michael Todres, Director
                                        United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

-----------------------------                      -----------------------------
205265101                                                          Page 20 of 27
-----------------------------                      -----------------------------


                                  FOUR JK CORP.

                                  NAME/POSITION
                                  -------------
                                   CITIZENSHIP
                                   -----------
PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS AND ADDRESS OF
----------------------------------------------------------------------------
                                    EMPLOYER
                                    --------


John Kornreich, Majority Shareholder and Controlling Person
                                        United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Kathy Rose, Vice President, Treasurer and Secretary
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, Director
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153

-----------------------------                      -----------------------------
205265101                                                          Page 21 of 27
-----------------------------                      -----------------------------


                                   ALCR CORP.


                                  NAME/POSITION
                                  -------------
                                   CITIZENSHIP
                                   -----------
PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS AND ADDRESS OF
----------------------------------------------------------------------------
                                    EMPLOYER
                                    --------


Andrew Sandler, Sole Shareholder and Controlling Person
                                        United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Ellen O'Keefe, Treasurer and Secretary
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Ricky Sandler, Director
                                        United States
Investments
Eminence Partners LLC,
Investment Management
20 Park Avenue
Suite 3300
New York, New York 10166

-----------------------------                      -----------------------------
205265101                                                          Page 22 of 27
-----------------------------                      -----------------------------


                                    ARH CORP.


                                  NAME/POSITION
                                  -------------
                                   CITIZENSHIP
                                   -----------
PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS AND ADDRESS OF
----------------------------------------------------------------------------
                                    EMPLOYER
                                    --------


Harvey Sandler, Majority Shareholder and Controlling Person
                                        United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Jeffrey M. Levine, President
                                        United States
Chief Financial Officer
Sandler Enterprises,
Investment Services
1555 North Park Drive
Suite 101
Weston, Florida  33329


Moira Mitchell, Treasurer and Secretary
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Ricky Sandler, Director
                                        United States
Investments
Eminence Partners LLC,
Investment Management
20 Park Avenue
Suite 3300
New York, New York 10166

-----------------------------                      -----------------------------
205265101                                                          Page 23 of 27
-----------------------------                      -----------------------------


                                   SERF CORP.


                                  NAME/POSITION
                                  -------------
                                   CITIZENSHIP
                                   -----------
PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS AND ADDRESS OF
----------------------------------------------------------------------------
                                    EMPLOYER
                                    --------


Douglas Schimmel, Sole Shareholder and Controlling Person
                                        United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Kathy Rose, Vice President and Secretary
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Michael Todres, Director
                                        United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

-----------------------------                      -----------------------------
205265101                                                          Page 24 of 27
-----------------------------                      -----------------------------


                                  TERPSI CORP.


                                  NAME/POSITION
                                  -------------
                                   CITIZENSHIP
                                   -----------
  PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS AND ADDRESS OF
  ----------------------------------------------------------------------------
                                    EMPLOYER
                                    --------


Hannah Stone, Sole Shareholder and Controlling Person
                                        United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Kathy Rose, Vice President and Secretary
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Michael Todres, Director
                                        United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

-----------------------------                      -----------------------------
205265101                                                          Page 25 of 27
-----------------------------                      -----------------------------


                                  RAK SCM CORP.


                                  NAME/POSITION
                                  -------------
                                   CITIZENSHIP
                                   -----------
PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS AND ADDRESS OF
----------------------------------------------------------------------------
                                    EMPLOYER
                                    --------


Richard Keller, Sole Shareholder and Controlling Person
                                        United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Kathy Rose, Vice President and Secretary
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Michael Todres, Director
                                        United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

-----------------------------                      -----------------------------
205265101                                                          Page 26 of 27
-----------------------------                      -----------------------------


                                  DRP SCM CORP.


                                  NAME/POSITION
                                  -------------
                                   CITIZENSHIP
                                   -----------
PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS AND ADDRESS OF
----------------------------------------------------------------------------
                                    EMPLOYER
                                    --------


David Powers, Sole Shareholder and Controlling Person
                                        United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Kathy Rose, Vice President and Secretary
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Michael Todres, Director
                                        United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

-----------------------------                      -----------------------------
205265101                                                          Page 27 of 27
-----------------------------                      -----------------------------


                                  SAM SCM CORP.


                                  NAME/POSITION
                                  -------------
                                   CITIZENSHIP
                                   -----------
  PRESENT OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS AND ADDRESS OF
  ----------------------------------------------------------------------------
                                    EMPLOYER
                                    --------


Samantha McCuen, Sole Shareholder and Controlling Person
                                        United States
Managing Director
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Moira Mitchell, President
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Kathy Rose, Vice President and Secretary
                                        United States
Administrative
Sandler Capital Management,
Investment Advisor
767 Fifth Avenue
New York, New York 10153


Michael Todres, Director
                                        United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590